Exhibit 4.3

Description of Securities

The following description is intended as a summary and is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated By-Laws (the “By-laws”) as currently in effect, copies of which are filed as exhibits to this Amendment No. 1 to the Annual Report on Form 10-K and are incorporated by reference herein.

Authorized Capital Stock

As of December 31, 2020, we have authorized 42,499,999 shares of capital stock, par value $0.001 per share, of which 41,666,666 are shares of common stock and 833,333 are shares of “blank check” preferred stock, par value $0.01 per share, of which 50,000 are authorized as Series B Junior Participating Preferred Stock. As of March 23, 2021, there were 36,780,038 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. We have reserved all of the shares of our Series B Junior Participating Preferred Stock for issuance upon the exercise of the rights under our Shareholder Protection Rights Agreement described below. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors does not intend to seek stockholder approval for the issuance and sale of our common stock or preferred stock.

Common Stock

Holders of our common stock are entitled to one vote per share on matters on which our stockholders vote, including with respect to the election of directors. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to holders of any then-outstanding preferred stock are paid. All shares of common stock that are outstanding as of the date of this report are fully-paid and nonassessable. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of preferred stock by our board of directors may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our common stock and could dilute the voting rights of the holders of our common stock.

Series B Junior Participating Preferred Stock

Each share of the Series B Junior Participating Preferred Stock is entitled to receive, when, as and if declared by the board of directors out of funds legally available for that purpose, quarterly dividends payable in cash on the last day of February, May, August, and December in each year (each such date being a “Quarterly Dividend Payment Date”), in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to certain adjustments, 1,000 times the aggregate per share amount of all cash dividends declared on shares of the common stock since the immediately preceding Quarterly Dividend Payment Date, and, subject to certain adjustments, quarterly distributions (payable in kind) on each Quarterly Dividend Payment Date in an amount per share equal to 1,000 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock, by reclassification or otherwise) declared on shares of common stock since the immediately preceding Quarterly Dividend Payment Date. The terms of the Series B Junior Participating Preferred Stock were amended on November 12, 2020. The description herein reflects such amended terms.

In the event of our liquidation or winding up of affairs, no distribution shall be made to the holders of shares of stock junior to Series B Junior Participating Preferred Stock, including common stock, unless the holders of shares of Series B Junior Participating Preferred Stock shall have received, the greater of either (a) $1.00 per share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (b) the amount equal to 1,000 times the aggregate per share amount to be distributed to holders of shares of common stock, or to the holders of shares ranking pari passu with the Series B Preferred Stock, unless simultaneously therewith distributions are made ratably on shares of Series B Junior Participating Preferred Stock and all other shares of such pari passu shares in proportion to the total amounts to which the holders of shares of Series B Junior Participating Preferred Stock are entitled under clause (a) of this sentence and to which the holders of such pari passu shares are entitled, in each case upon such liquidation, dissolution or winding up.

If at any time dividends on any shares of Series B Junior Participating Preferred Stock are in arrears in an amount equal to six quarterly dividends, then the number of directors constituting the board of directors shall automatically be increased by two, and during the period (a “default period”) from such time until the time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series B Junior Participating Preferred Stock have been declared and paid, the holders of the outstanding shares of Series B Junior Participating Preferred Stock, together with the holders of outstanding shares of any one or more other series of preferred stock entitled to like voting rights (voting together as a single class), shall have the right to elect two directors to the board of directors at our next annual meeting of stockholders, and may elect a successor to each of the two directors so long as such default period continues.

Anti-Takeover Law and Provisions of our Certificate of Incorporation and By-laws

Section 203 of the Delaware General Corporation Law is applicable to takeovers of certain Delaware corporations, including us. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

●	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; or

●	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

The term “business combination” is defined to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would result in the issuance or transfer by the corporation of any of its stock to the interested stockholder; certain transactions that would increase the interested stockholder’s proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary.

Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section, by adopting an amendment to the Certificate of Incorporation or the By-laws, effective 12 months after adoption. Our Certificate of Incorporation and By-laws do not opt out from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with the board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office excluding an interested stockholder approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control, which could depress the market price of our common stock and deprive stockholders of opportunities to realize a premium on shares of common stock held by them.

Certificate of Incorporation and By-Law Provisions

In addition to the board of directors’ ability to issue shares of preferred stock, our Certificate of Incorporation and By-laws contain the following provisions that may have the effect of discouraging unsolicited acquisition proposals:

●	our By-laws classify the board of directors into three classes with staggered three-year terms;

●	under our By-laws, our board of directors may enlarge the size of the board and fill the vacancies;

●	our By-laws provide that a stockholder may not nominate candidates for the board of directors at any annual or special meeting unless that stockholder notifies us of its intention a specified period in advance and provides us with certain required information;

●	stockholders who wish to bring business before the stockholders at our annual meeting must provide advance notice;

●	our By-laws provide that stockholders may only act by written consent in lieu of a meeting if such consent is unanimous; and

●	our By-laws provide that special meetings of stockholders may only be called by our board of directors or by an officer so instructed by our board.

Our By-laws also provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to us or our stockholders;

●	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or

●	any action asserting a claim governed by the internal affairs doctrine.

Our By-laws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the company is deemed to have notice of and consented to the foregoing provision.

Shareholder Protection Rights Agreement

On December 13, 2019, our board of directors, authorized and declared a dividend of one right (a “Right”) for each of our issued and outstanding shares of common stock. The dividend was paid to the stockholders of record at the close of business on December 23, 2019. Each Right entitled the registered holder, subject to the terms of the Original Rights Agreement (as defined below), to purchase from us one one-thousandth of a share of our Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $5.00 (the “Purchase Price”), subject to certain adjustments. The description and terms of the Rights were set forth in the Rights Agreement, dated as of December 13, 2019 (the “Original Rights Agreement”), by and between us and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

On November 12, 2020, the board of directors approved an amendment and restatement of the Original Rights Agreement (as amended and restated, the “Amended and Restated Rights Agreement”) to effect certain changes to the Original Rights Agreement, including (i) reducing the duration to a term of three years, subject to certain earlier expiration as described in more detail below, and (ii) lowering the beneficial ownership threshold at which a person or group of persons becomes an Acquiring Person (as defined below) to 4.95% or more of our outstanding shares of common stock, subject to certain exceptions. The Amended and Restated Rights Agreement is designed to discourage (i) any person or group of persons from acquiring beneficial ownership of more than 4.95% of our shares of common stock and (ii) any existing stockholder currently beneficially holding 4.95% or more of our shares of common stock from acquiring additional shares of our common stock.

The purpose of the Amended and Restated Rights Agreement is to protect value by preserving the Company’s ability to utilize its net operating losses and certain other tax attributes (collectively, the “Tax Benefits”) to offset potential future income tax obligations. Our ability to use our Tax Benefits would be substantially limited if it experiences an “ownership change,” as such term is defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”). A corporation generally will experience an ownership change if the percentage of the corporation’s stock owned by its “5-percent shareholders,” as defined in Section 382 of the Tax Code, increases by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Amended and Restated Rights Agreement is intended to reduce the likelihood we would experience an ownership change under Section 382 of the Tax Code. The rights are only exercisable upon the occurrence of certain triggering events described in the Amended and Restated Rights Agreement.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Co. The transfer agent’s address is 40 Wall Street, New York, New York 10005.